MDU RESOURCES GROUP, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                  Years Ended December 31,
                         1996     1995     1994      1993     1992
                                 (In thousands of dollars)
Earnings Available for
 Fixed Charges:

Net Income per
 Consolidated
 Statements
 of Income            $45,470  $41,633  $39,845   $38,817* $35,371

Income Taxes           16,087   23,057   18,833    19,982*  10,900
                       61,557   64,690   58,678    58,799   46,271

Rents (a)               1,031      894      878       871      504

Interest (b)           34,101   29,924   29,173    27,928   30,056

Total Available for
 Fixed Charges        $96,689  $95,508  $88,729   $87,598* $76,831

Fixed Charges (c)     $35,132  $30,818  $30,051   $28,799  $30,560

Ratio of Earnings to
 Fixed Charges          2.75x    3.10x    2.95x     3.04x*   2.51x

* Before cumulative effect of accounting change of $5,521 (net of income taxes).

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c) Represents rents and interest, both as defined above.